                     U.S. SECURITIES AND EXCHANGE COMMISSION

                              Washington D.C. 20549

                   -------------------------------------------

                                   FORM 10-SB

                   -------------------------------------------

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
                             Under Section 12(g) of
                       The Securities Exchange Act of 1934

--------------------------------------------------------------------------------

                             York Technologies, Inc.

--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in its charter)


                  Delaware                                Not Applicable
-----------------------------------------------  -------------------------------
(State of other jurisdiction of incorporation            (I.R.S. Employer
or organization)                                        Identification No.)

609 West Hastings Street, Suite 402, Vancouver,               V6B 4W4
          British Columbia, Canada
-----------------------------------------------  -------------------------------
(Address of principal executive offices)                      (Zip code)

          Issuer's telephone and fax number:  (604) 233-6404

Securities to be registered pursuant to Section 12(b) of the Act: none

Securities to be registered pursuant to Section 12(g) of the Act: X

                  Common shares with a par value of $0.001 each
                  ---------------------------------------------
                                (Title of Class)

                               -TABLE OF CONTENTS


                                                                                                               Page
                                                                                                               ----

OVERVIEW..........................................................................................................1

   Forward Looking Statements.....................................................................................1

Part I............................................................................................................2

   Item 1 - Description of Business...............................................................................2
   Item 2 - Management's Discussion and Analysis or Plan of Operations............................................4
   Item 3 - Description of Property...............................................................................7
   Item 4 - Security Ownership of Certain Beneficial Owners and Management........................................7
   Item 5 - Directors, Executive Officers, Promoters and Control Persons..........................................9
   Item 6 - Executive Compensation...............................................................................12

Summary Compensation Table.......................................................................................12

   Item 7 - Certain Relationships and Related Transactions.......................................................14
   Item 8 - Description of Securities............................................................................14

Part II..........................................................................................................15

   Item 1 - Market Price for Common Equity and Related Stockholder Matters.......................................15
   Item 2 - Legal Proceedings....................................................................................17
   Item 3 - Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.................17
   Item 4 - Recent Sales of Unregistered Securities..............................................................18
   Item 5 - Indemnification of Directors and Officers............................................................19

Part F/S.........................................................................................................20

   Item 1 - Financial Statements.................................................................................20

Part III.........................................................................................................21

   Item 1 - Financial Statements...................................................................................

ITEM 1     INDEX TO EXHIBITS.....................................................................................21

                                    OVERVIEW

In this Registration Statement, all dollar amounts are expressed in United States dollars except where otherwise indicated. To simplify the language in this Registration Statement, York Technologies, Inc. is referred to herein as the "Company" or the "Corporation".

Unless otherwise stated, all information contained in this Registration Statement is current as of April 30, 2001.

Forward Looking Statements

This Registration Statement contains forward-looking statements, concerning the Company's operations and planned future acquisitions and other matters. Any statements that involve discussions with respect to predictions, expectations, belief, plans, projections, objectives, assumptions or future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", could", "might", or "will" be taken to occur or be achieved) are not statements of historical fact and may be "forward looking statements" and are intended to identify forward-looking statements, which include statements relating to, among other things, the ability of the Company to continue to successfully compete in its market. Such forward-looking statements are based on the beliefs of the Company's management as well as on assumptions made by and information currently available to the Company at the time such statements were made. Forward looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward looking statements, including, without limitation, the failure to obtain adequate financing on a timely basis and other risks and uncertainties. Actual results could differ materially form those projected in the forward-looking statements as a result of the matters set forth or incorporated in this Registration Statement generally and certain economic and business factors, some of which may be beyond the control of the Company. Some of the important risks and uncertainties that could effect forward looking statements as described further in this document under the headings "Risk Factors", "Description of Business", "Descriptions of Properties" and "Management's Discussion and Analysis or Plan of Operation".

                                     Part I

Item 1 - Description of Business

The Corporate Organization and Business Development

The Company has not engaged in any direct operations other than organizational matters. The Company was incorporated by registration of its certificate of incorporation under the laws of the state of Delaware on December 29, 1994 under the name "York Fashions, Inc.". On October 17, 1995, the name of the Company changed to "York Technologies, Inc." On September 2, 1996, the Certificate of Incorporation of the Company was amended again to increase the authorized capital stock of the Company to 30,000,000 shares of common stock at $0.001 per share.

The Company was initially incorporated under the name York Fashions, Inc. York Fashions, Inc. owned 60% of the issued and outstanding shares of Intravess Holdings Corp. a contract manufacturer of health and beauty aids. The Company changed its name to York Technologies, Inc. on October 18, 1995.

On June 2, 1997, the Company entered into an acquisition agreement (the "Acquisition Agreement") with the shareholders of Prepaid Cellular Inc. ("PPC"). The Acquisition Agreement involved the purchase of 3,850,000 common shares of PPC (100% interest) in exchange for 3,300,000 post reverse split shares of common stock of the Company (100,000 issued for advisory services and 3,200,000 issued on the share exchange). Only 3,200,000 post reverse split shares of common stock of the Company were issued at that time. On June 24, 1997, the Certificate of Incorporation of the Company was amended and the authorized capital stock of the Company was increased to 40,000,000 shares of which 30,000,000 shares were designated common stock with a par value of $0.001 and 10,000,000 shares designated Preferred Stock without par value. Effective July 7, 1997, the Company consolidated the share capital through a reverse split of the stock on the basis of one new common share for one hundred old common shares. All of the terms of the Acquisition Agreement were not met, and the Acquisition Agreement was cancelled. The 3,200,000 shares issued on the share exchange were returned and cancelled on March 30, 1998. The Company currently has 973,091 common shares with a par value of $0.001 per share outstanding, with no preferred shares issued.

The executive offices of the Company are located at 609 West Hastings Street, Suite 402, Vancouver, British Columbia, Canada, V6B 4W4. The telephone and fax number is 604-233-6404.

The Company has not been subject to any bankruptcy, receivership or other similar proceedings.

The Company can be defined as a "shell" company whose sole purpose at this time is to locate and consummate a merger or acquisition with an unidentified private entity (hereinafter referred to as the "business opportunity").

The Company has no obligation to file a registration statement pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company is registering a class of its securities on this Form 10-SB registration statement on a voluntary basis. Management of the Company believes that by filing this registration statement and being obligated to file reports subject to Section 13 of the Exchange Act, the Company can attract a business opportunity candidate. Management of the Company believes a business opportunity will involve a transaction with a corporation not requiring cash or assets but which desires to establish both a public market for their common stock and the perceived advantages of status as an Exchange Act registered corporation. There is no assurance that the assumption of management is correct.

Competition.

The Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business opportunity. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be desirable target candidates for us. These entities have significantly greater experience and financial resources, technical expertise and managerial capabilities.

The Company has no patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts.

Government Regulation.

The proposed business activities described herein may classify the Company as a "blank check" company. Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their states. The Company does not intend to undertake any offering of its securities, either debt or equity, until such time as the business plan described herein has been successfully implemented.

Transferability of the Company's shares of common stock is very limited because a significant number of states have enacted regulations or "blue sky" laws restricting or, in many instances, prohibiting, the initial sale and subsequent resale of securities of "blank check" companies, such as the Company, within that state. In addition, many states, while not specifically prohibiting or restricting securities of "blank check" companies, would not register the Company's securities for sale or resale in their states. Because of these regulations, the Company currently has no plan to register any of its securities in any state. To ensure that state laws are not violated through the resale of the Company's securities, the Company will refuse to register the transfer of any of its securities to residents of any state which prohibits such resale if no exemption is available for such resale. Management does not anticipate that a secondary trading market for the Company's securities will develop in any state until subsequent to consummation of a business opportunity, if at all.

Although the Company will be subject to regulation under the Exchange Act, Management believes that the Company will not be subject to regulation under the Investment Company Act of 1940, as the Company will not be engaged in the business of investing or trading in securities.

Federal and state tax consequences will likely be major considerations in any business opportunity that the Company may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both parties to the transaction, pursuant to various federal and state tax provisions. Management intends to structure any business opportunity so as to minimize the federal and state tax consequences to both ourselves and the target entity; however, there can be no assurance that a business opportunity will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes, which may have an adverse effect on both parties to the transaction.

Sections 13 and 15(d) of the Exchange Act require companies subject thereto to provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one, two or three years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare such statements may preclude the consummation by the Company of a business opportunity. Acquisition prospects that do not have or are unable to obtain the required audited financial statements may not be available for a business opportunity as long as the reporting requirements of the Exchange Act are applicable.

Market Research.

The Company has not conducted, nor have others made available to the Company, results of market research indicating that market demand exists for the transactions contemplated by the Company. Moreover, the Company does not have, and does not plan to have, and does not plan to establish, a marketing organization. Even in the event demand is identified for a business opportunity contemplated by the Company, there is no assurance that the Company will be successful in completing any such business opportunity.

Employees.

The Company currently has no full-time employees. The Company has no collective bargaining agreements or employment agreements in existence. Mr. Lambert is the sole officer and director of the Company. The Company does not currently have any employees. The Company does not plan to make any change in the number of employees in order to evaluate business opportunities. The need for employees and their availability will be addressed in connection with the decision whether or not to pursue a business opportunity.

Item 2 - Management's Discussion and Analysis or Plan of Operations

As of the date of this Registration Statement, the Company has no significant assets or liabilities and is in the development stage. The Company has never had direct operations and does not anticipate that it will have operations in the foreseeable future. The Company intends to seek out business opportunity candidates. To date, the Company has not undertaken any efforts to seek out a business opportunity. It is anticipated that this plan of operations will be conducted through the efforts of current management and will not require any additional funds or personnel. It is anticipated that business opportunities will be available to the Company through the contacts of management. Other than through the contacts of management, the Company has no other plans to locate business opportunity candidates. It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will be done by management or under the direction of Management. Management will investigate, to the extent they believe reasonable, such potential business opportunities. Due to management's limited experience in business analysis, they may not discover or adequately evaluate adverse facts about the business opportunity to be acquired.

As the Company will have no funds available in the search for business opportunities, the Company will not be able to expend significant funds on a complete investigation of a business opportunity. It is anticipated that the Company will incur nominal expenses in the implementation of the proposed business plan described herein. Because the Company has no capital with which to pay these expenses, management may pay any charges with their personal funds, as interest free demand loans without specific repayment terms to the Company. The only opportunity that the Company will have to repay these loans is from a prospective business opportunity. Management, has no commitment to loan funds to the Company. Such loans will be made at the sole discretion of management. In the event management ceases to provide loans to the Company, the Company will be unable to continue our search for business opportunity candidates. The Company has not and does not plan to consider alternate sources of funding.

The Company has no particular business opportunity in mind and has not entered into any negotiations regarding any business opportunity. None of the members of management, their affiliates or any promoters have engaged in any preliminary contact or discussions with any representative of any other company regarding the possibility of a business opportunity between the Company and such other company as of the date of this registration statement.

The Company will not restrict its search to any specific business, industry, or geographical location, and may participate in a business opportunity of virtually any kind or nature. This discussion of the proposed business is purposefully general and is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities. It is anticipated that the Company may be able to participate in only one potential business opportunity because the Company has no assets and limited financial resources.

To date, no criteria has been developed for the selection of business opportunities. The Company does do not plan to develop specific criteria for the selection of business opportunities as this would have the effect of limiting the discretion of management in selecting a business opportunity. The Board of Directors, in their sole discretion and judgement, will determine that a business opportunity is fair, reasonable and in the best interest of the Company.

The Company will seek to expand through consummation of business opportunities entailing risks which are not currently identified, and which the shareholders of the Company will not have a basis to evaluate. Management may seek to expand the Company's operations by acquiring companies in businesses that management believes will complement or enhance the Company. It cannot be assured that the Company will be able to ultimately effect any acquisition, successfully integrate any acquired business into the Company's operations or otherwise successfully develop operations. There has been no minimum criteria established for any acquisition and management may have complete discretion in determining the terms of any acquisition. Consequently, there is no basis for shareholders to evaluate the specific merits or risks of any potential acquisition that may be undertaken by the Company. It is anticipated that management will investigate, to the extent believed necessary, the business opportunity.

Due to general economic conditions, rapid technological advances being made in some industries and shortages of available capital, management believes that there are numerous firms seeking the perceived benefits of a fully reporting public company. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statutes) for all shareholders and other factors.

Potentially, available business opportunities may occur in many different industries and at various stages of development, all of which make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. The Company does not have and will not have capital to provide the owners of business opportunities with any significant cash or other assets. However, management believes the Company can offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a publicly registered company without incurring the cost and time required to become a fully reporting company. The owners of the business opportunities will, however, incur significant legal and accounting costs in connection with acquisition of a business opportunity, including the costs of preparing Form 8-Ks, 10-Ks or 10-KSBs, agreements and related reports and documents. The Exchange Act specifically requires that any merger or acquisition candidate comply with all applicable reporting requirements, which include providing audited financial statements to be included within the numerous filings relevant to complying with the Exchange Act. Nevertheless, management has not conducted market research and is not aware of statistical data which would support the perceived benefits for the owners of a business opportunity.

Management believes that there is a demand by non-public corporations for shell corporations that have a public distribution of securities, such as the Company. Management believes that demand for shells has increased dramatically since the Securities and Exchange Commission imposed burdensome requirements on "blank check" companies pursuant to Regulation 419 of the Securities Act of 1933 (the "Act"). The foregoing regulation has substantially decreased the number of "blank check" offerings filed with the Commission and, as a result, has stimulated an increased demand for "shell" corporations. Management has made the foregoing assumption, but there is no assurance that the same is accurate or correct and accordingly, no assurance can be made that the Company will be successful in locating a business opportunity.

Prior to making a decision to recommend a business opportunity, the management plans to request that the Company be provided with written materials regarding any business opportunity containing such items as a description of products, services and company history; management resumes; financial information; available projections with related assumptions upon which they are based; evidence of existing patents, trademarks or services marks or rights thereto; present and proposed forms of compensation to management; a description of transactions between the prospective entity and its affiliates during relevant periods; a description of present and required facilities; an analysis of risk and competitive conditions; and, other information deemed relevant.

Upon the consummation of a transaction, it is anticipated that the present management and shareholders will no longer be in control of the Company. In addition, the Directors, may, as part of the terms of the business opportunity, resign and be replaced by new directors without a vote of the shareholders.

There are no plans to raise any capital at the present time, by private placement, public offerings, pursuant to Regulation S promulgated under the Act, as amended, or by any means whatsoever. Further, there are no plans, proposals, arrangements or understandings with respect to the sale or issuance of additional securities prior to the location of a business opportunity.

It is anticipated that any securities issued in any such business opportunity would be issued in reliance upon exemptions from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of any transaction, the Company may agree to register all or a part of such securities immediately after any such transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after the successful consummation of a business opportunity, and the Company is no longer considered a "shell" company. Until such time as this occurs, there will be no attempt to register any additional securities. The issuance of a substantial amount of additional securities and their potential sale into any trading market which may develop for the Company's securities, may have a depressive effect on the value of the Company's securities in the future, if such a market develops, of which there is no assurance. The completion of any business opportunity may result in a significant issuance of shares and substantial dilution to the present stockholders.

There are no plans to make any changes in the number of employees.

Item 3 - Description of Property

The Company has no material assets and, as such, does not own or lease any real or personal property. Office space for the head office of the Company is provided free of charge by the Director.

The Company's plan of operations is focused on seeking out business opportunity candidates. Accordingly, the Company has no particular policy regarding each of the following types of investments:

1. Investments in real estate or interests in real estate;

2. Investments in real estate mortgages; or

3. Securities of or interests in persons primarily engaged in real estate activities.

Item 4 - Security Ownership of Certain Beneficial Owners and Management

As of April 30, 2001 there were 973,091 shares of common stock at $0.001 per share issued and outstanding.

The following table sets forth, as of April 30, 2001, the number of the Company's shares of common stock beneficially owned by (a) owners of more than five percent of the Company's outstanding shares of common stock who are known to the Company and (b) the directors and executive officers of the Company, individually, and the directors and executive officers of the Company as a group, and (c) the percentage of ownership of the outstanding shares of common stock represented by such shares. The security holders listed below are deemed to be the beneficial owners of shares of common stock underlying options and warrants which are exercisable within 60 days from the above date.

Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown. The information appearing below concerning persons other than executive officers and directors of the Company is to the Company's best knowledge based on information obtained from the Company's transfer agent and where available, the respective named individual.

                            Name and Address
  Title of Class             of Beneficial                     Amount                      Percent of Class
                                 Owner
------------------- --------------------------------- -------------------------- -------------------------------------

Common              Whytecliff Properties, Ltd.                75,000                           7.71%
                    503 - 590 Howe Street
                    Vancouver, BC
                    V6C 2T5 Canada

Common              Robert McKenzie                            58,300                           5.99%
                    6625 Madrona Crescent
                    West Vancouver, BC
                    V7W 2J7 Canada

                            Name and Address
  Title of Class             of Beneficial                     Amount                      Percent of Class
                                 Owner
------------------- --------------------------------- -------------------------- -------------------------------------

Common              Leo Sawchuk                               125,000                          12.85%
                    2755 127th Street
                    Surrey, BC
                    V4A 3S3 Canada

Common              Inge Wallace                               75,000 (1)                       7.71%
                    304 Ivanhoe Street
                    Denver, CO 80220 USA

Common              LionHeart Investments, Inc.                75,000                           7.71%
                    PO Box 3000 #424
                    Pahrump, NV 89041 USA

Common              Danby Investment Corp.                     50,000                           5.14%
                    693 Baycrest Drive
                    North Vancouver, BC
                    V7G 1N7 Canada

Common              Christopher Connelly                       58,400                           6.00%
                    10668 West Cooper Drive
                    Littleton, CO 80127 USA

Common              Kathy Williams                             55,000                           5.65%
                    676 West Caley Circle
                    Rochester, NY 14626 USA

Common              Neil Hornby                                50,000                           5.14%
                    4790 Coughlin Parkway
                    Reno, NV 89509 USA

Common              Henry Hornby                               50,000                           5.14%
                    3653 Hemlock Court
                    Reno, NV 89509 USA

Common              John Lowy                                  70,650                           7.26%
                    645 Fifth Avenue, Suite 403
                    New York, NY 10022 USA

                    Total:                                    742,339

                            Name and Address
  Title of Class             of Beneficial                     Amount                      Percent of Class
                                 Owner
------------------- --------------------------------- -------------------------- -------------------------------------

Common              Ian D. Lambert                               Nil                             Nil
                    1220 Eastview Road, North
                    Vancouver, B.C. V7J 1L6

Common              Officers and Directors as a                  Nil                             Nil%
                    Group (1 individual)


The balance of the Company's outstanding Common Shares are held by 1,152 shareholders of record (including nominees and brokers holding street accounts).

Item 5 - Directors, Executive Officers, Promoters and Control Persons.

The sole director and executive officer of the Company is as follows:

         Name                                         Age          Position
         ------------------------------------ -------------------- ----------------------------------------------------

         Ian D. Lambert(1)(2)                         55           Director and President of the Company

(1)      Executive Officer of the Company
(2)      Member of the Audit Committee.

Resumes

Board of Directors and Executive Officers of the Company

Ian D. Lambert, President and Director

Mr. Lambert, age 55, is a director and the President of the Company. Mr. Lambert has served the Company in this capacity since December 4, 2000. Mr. Lambert holds a Bachelor of Commerce degree in quantitative analysis and computer science from the University of Saskatchewan. He is primarily responsible for corporate structuring, regulatory compliance, public financing arrangements and investment and brokerage community liaison activities. Mr. Lambert serves on the Board of Directors of nine public companies including several Internet and high tech entities.

Mr. Lambert's broad exposure to a wide range of business activities includes experience in manufacturing, resource development, data processing operations and software development, telecommunications applications, travel industry marketing, medical equipment and clinic operations, and internet portal development and operation. His positions include: Director, Covik Development Corp.,(oil & gas exploration), April 1990 to present; Director, Trade Winds Resources Ltd., (mineral exploration) April 1990 to present; Director, Dimensions West Energy Inc., (oil & gas production) April 1990 to present; Director, Quotemedia.com Inc., (financial internet portal) May, 1994 to present;

Director, Tasty Fries Inc., (vending machine manufacturer) September 1995 to present; Director, LiteWave Corp., (travel industry marketing) February 1999 to present; Director, First Telecom Corp. (telecommunications) December 2000 to present; Director, Travelport Systems Inc., (travel industry marketing) January 2001 to present; Secretary, Black Dragon Entertainment Inc. (music & video production); Secretary, Great Northern Health Inc. (medical services/clinic operations).

Appointment of Directors

The Company's by-laws provide that the number of directors shall be not less than three and not more than five, unless a lesser number is allowed by statute. The laws of Delaware allow for a corporation to have one director. The Directors of the Company are to be elected by the shareholders at each annual general meeting and typically hold office until the next annual general meeting or until their successors are elected or appointed. The bylaws also permit the members to add additional directors at annual general meetings.

The bylaws of the Company permit the directors to appoint directors to fill any casual vacancies that may occur on the board provided that if no quorum of Directors remains in office, any such vacancy is to be filled by the members at a General Meeting.

Audit Committee

The sole member of the Audit Committee is Ian D. Lambert. The Audit Committee recommends independent accountants to the Company to audit the Company's financial statements, discusses the scope and results of the audit with the independent accountants, reviews the Company's interim and year-end operating results with the Company's executive officers and the Company's independent accountants, considers the adequacy of the internal accounting controls, considers the audit procedures of the Company and reviews the non-audit services to be performed by the independent accountants.

Other Associations

During the past five years, Ian D. Lambert, the sole principal of the Company has served as a director of the following reporting issuers during the periods and in the capacities noted below:

---------------------------------------- ------------------------------------- -------------------------------------
           Reporting Issuer                            Capacity                               Period
---------------------------------------- ------------------------------------- -------------------------------------

Dimensions West Energy Inc.                 Director, President, Secretary     June 1990 to Present
     (CDNX - DWM)

Trade Winds Resources Ltd.                  Director, President, Secretary     June 1990 to Present
     (CDNX - TDN)

Covik Development Corp.                     Director, President, Secretary     June 1990 to Present
     (CDNX - CKD)

Yukon Spirit Mines Ltd.                          Director, President           June 1991 to November 1996
    (CDNX - YSM)

Quotemedia.com Corp.                        Director, President, Secretary     May 1994 to Present
    (OTCBB - QMCI)

Tasty Fries Inc.                                       Director                August 1995 to Present
  (OTCBB - TFRY)

Regeena Resources Inc.                                Secretary                June 1998 to September 1999
    (CDNX - RGA)


           Reporting Issuer                            Capacity                               Period
---------------------------------------- ------------------------------------- -------------------------------------

RBD Enterprises Inc.                           Director, Secretary           February 1995 to August 1998
(CDNX - RBE)

Casinolive.com Corp.                           Director, President           February 1999 to September 1999
(OTCBB - YBET)

Litewave Corp.                            Director, President, Secretary     April 1999 to Present
(OTCBB - LTWV)

First Telecom Corp.                            Director, Secretary           December 1999 to Present
 (CDNX - FTL)

Black Dragon Entertainment Inc.           Director, President, Secretary     August 2000 to Present
         (OTCBB - BLDG)

Travelport Systems Inc.                              Director                January 2001 to Present
(OTCBB - TVPT)


During the past five years, none of the principals of the Company was a principal of another reporting issuer that was, during his tenure, struck from any register of companies by the Secretary of State for Delaware, or the securities of which were the subject of a cease trade or suspension order for a period of more than 30 consecutive days. Similarly, none of the principals of the Company has, during the past ten years, been the subject of any penalties or sanctions by a court or securities regulatory authority relating to the trading in securities or the promotion, formation or management of a publicly traded company or involving theft or fraud.

None of the principals of the Company has, during the past five years, been declared bankrupt or made a voluntary assignment in bankruptcy or made a proposal under bankruptcy or insolvency legislation or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his assets.

Conflicts of Interest

Any transactions which directors, executive officers, promoters, control persons or principal holders of the Company's securities have had an interest in are described under Part I Item 1 Description of Business, Part I Item 6 - Executive Compensation, and Part I Item 8 Description of Securities. Other than as described under these headings, there are no material transactions with the directors, senior officers, promoters or principal holders of the Company's securities that have occurred during the period commencing from the date of incorporation of the Company to the date of this Registration Statement.

No director, senior officer, promoter or other member of management or any of their respective associates or affiliates has been indebted to the Company during the fiscal year ended December 31, 2000 or during the period from January 1, 2001 to the date of this Registration Statement.

Certain of the directors and officers of the Company serve as directors of companies, which may enter into contracts with the Company in the future. In the event this occurs, a conflict of interest will exist. In accordance with the laws of the state of Delaware, directors are required to act honestly, in good faith and in the best interests of the Company. In addition, directors in a conflict of interest position are required to disclose such conflicts to the Company.

Certain members of the Company's management are associated with other firms involved in a range of business activities. Consequently, there are potential inherent conflicts of interest in their acting as officers and directors of the Company.

The executive officers and directors of the Company may now be and may in the future become shareholders, officers or directors of other companies which may be formed for the purpose of engaging in business activities similar to those conducted by the Company. Accordingly, direct conflicts of interest may arise in the future with respect to such individuals acting on behalf of the Company or other entities. Moreover, conflicts of interest may arise with respect to opportunities which come to the attention of such individuals in the performance of their duties or otherwise. The Company does not currently have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations.

The officers and directors are, so long as they are officers or directors of the Company, subject to the restriction that all opportunities contemplated by the Company's plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to the Company and the companies that they are affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of the officer or director. If the Company or the companies in which the officers and directors are affiliated with both desire to take advantage of an opportunity, then said officers and directors would abstain from negotiating and voting upon the opportunity. However, all directors may still individually take advantage of opportunities if the Company should decline to do so. Except as set forth above, the Company has not adopted any other conflict of interest policy with respect to such transactions.

Item 6 - Executive Compensation.

Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers"):

     (a) the person(s) serving as the Company's chief executive officer (the "CEO") during the last completed fiscal year;

     (b) each of the Company's four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the last completed fiscal year; and

     (c) up to two additional individuals for whom disclosure would have been made under (b) but for the fact that the individual was not serving as an executive officer of the Company at the end of the last completed fiscal year.

As at December 31, 2000, the end of the last completed fiscal year of the Company, the Company had 1 Named Executive Officer.

Summary of Compensation

The following table sets forth compensation information for the last three completed fiscal years of the Company ended December 31, 2000, 1999 and 1998 for the Named Executive Officers:

                           Summary Compensation Table


--------------------- ---------- -------------------------------------- -------------------------------- ---------------
                                                                               Long Term Compensation
                                                                        --------------------------------
                                          Annual Compensation                        Awards
                                                                                    Payouts
                                 -------------------------------------- --------------------------------


                      Year                                              Restricted  Securities
                      Ended                                  Other      Stock         Under      LTIP      All Other
      Name and        December     Salary       Bonus        Annual     Awards     Options/SARs  Payouts  Compensation
 Principal Position   31            ($)          ($)      Compensation     ($)       (#)(5)      ($)          ($)
--------------------- ---------- ----------- ------------ ------------- ---------- ------------- ------- ---------------

Ian D. Lambert,         2000        Nil          Nil          Nil          Nil         Nil        N/A         Nil
President and
Director(1)
--------------------- ---------- ----------- ------------ ------------- ---------- ------------- ------- ---------------
Edward Duncan           2000        Nil          Nil          Nil          Nil         Nil        N/A         Nil
President and         ---------- ----------- ------------ ------------- ---------- ------------- ------- ---------------
Director(2)             1999        Nil          Nil          Nil          Nil         Nil        N/A         Nil
                      ---------- ----------- ------------ ------------- ---------- ------------- ------- ---------------
                        1998        Nil          Nil          Nil          Nil         Nil        N/A         Nil
--------------------- ---------- ----------- ------------ ------------- ---------- ------------- ------- ---------------

     (1) Mr. Lambert, was appointed as a director and the President of the Company on December 4, 2000.
     (2) Mr. Duncan ceased to be a director and the President of the Company on December 4, 2000.

The aggregate amount of compensation paid by the Company during the fiscal year ended December 31, 2000 to all officers and directors as a group was $Nil.

Options/SARs Granted During the Last Completed Fiscal Year

During the last completed fiscal year of the Company, no incentive stock options were granted to the Named Executive Officers. No SARs (stock appreciation rights) were granted during this period.

Aggregated Option/SAR Exercises During the Last Completed Fiscal Year and Fiscal Year End Option/SAR Values

No incentive stock options were held, granted to or exercised by the Named Executive Officers during the last completed fiscal year. During this period, no outstanding SARs were held by the Named Executive Officers.

Long-Term Incentive Plans - Awards in Last Fiscal Year

The Company has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officers during the Company's most recently completed fiscal year. A "Long-Term Incentive Plan" is a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation.

No amounts have been set aside or accrued by the Company during fiscal 2000 to provide pension retirements or similar benefits for directors or executive officers of the Company pursuant to any plan provided for or contributed to by the Company.

Compensation of Directors

The Company does not compensate its directors for their services as directors. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. No director received any monetary compensation for his services as a director, including any committee participation or special assignments. Further, none of the directors are accruing any compensation pursuant to any agreement with the Company, except as disclosed above in the summary compensation table.

Employment and Consulting Agreements

There are no management, employment or consulting agreements in place or any plans or arrangements in respect of remuneration received or that may be received by any of the Named Executive Officers of the Company in the current year to compensate such Named Executive Officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.

Except as set out above and as discussed in Part I Item 8 - Description of Securities - Stock Options, the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's directors or executive officers.

Option and SAR Repricings

There were no options or freestanding SARs held by the Named Executive Officers that were repriced downward during the last completed financial year of the Company.

Item 7 - Certain Relationships and Related Transactions.

There have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.

Item 8 - Description of Securities.

The authorized share capital of the Company consists of 40,000,000 shares of which 30,000,000 shares are designated common stock with a par value of $0.001 and 10,000,000 shares designated Preferred Stock without par value. As at April 30, 2001 the Company had a total of 973,091 shares of common stock with a par value of $0.001 per share outstanding, with no shares of preferred stock issued. All of the issued shares of common stock of the Company are fully paid and not subject to any future call or assessment.

All of the shares of common stock of the Company rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and the entitlement to dividends. The holders of the shares of common stock are entitled to receive notice of all meetings of shareholders and to attend and vote the shares at the meetings. Each share of common stock carries with it the right to one vote.

In the event of the liquidation, dissolution or winding-up of the Company or other distribution of its assets, the holders of the shares of common stock will be entitled to receive, on a pro rata basis, all of the assets remaining after the Company has paid out its liabilities. There is no set dividend rate or dividend schedule for the shares of common stock . The Company's board of directors will decide if and when dividends should be declared and paid.

Provision as to the modification, amendment or variation of the rights attached to the shares of common stock of the Company are contained in the Company's bylaws and the Delaware General Corporations Law. Substantive changes to the share capital require the approval of the shareholders by an ordinary resolution (at least 50% of the votes cast).

Warrants

The Company does not have any outstanding warrants to purchase shares of its common stock.

Agreements

The Company does not have any outstanding agreements by which shares of its common stock may be purchased.

Stock Options

The Company does not have any outstanding stock option agreements or options to purchase shares of its common or preferred stock.

Escrow

The Company does not have any outstanding agreements pursuant to which shares of its common stock are held in escrow.

Pooling Arrangements

The Company does not have any outstanding agreements pursuant to which shares of its common stock are held subject to a pooling agreement

                                     Part II

Item 1 - Market Price for Common Equity and Related Stockholder Matters

There is no established public trading market for the Company's common or preferred stock. None of the Company's shares of common stock are subject to outstanding options or warrants to purchase shares of the Company.

There are no restricted shares of our common stock held by management. Restricted securities as defined under Rule 144 of the Securities Act may only be sold under Rule 144 or otherwise under an effective registration statement or an exemption from registration, if available. Rule 144 generally provides that a person who has satisfied a one year holding period for the restricted securities may sell, within any three month period subject to certain manner of resale provisions, an amount of restricted securities which does not exceed the greater of 1% of a company's outstanding common stock or the average weekly trading volume in such securities during the four calendar weeks prior to such sale. For all of the outstanding restricted common stock shares, the one year holding period has expired. A sale of shares by such security holders, whether under Rule 144 or otherwise, may have a depressing effect upon the price of our common stock in any market that might develop.

Under Rule 144, Directors, Executive Officers and persons or entities they control or who control them may sell shares of common stock in any three-month period in an amount limited to the greater of 1% of our outstanding shares of common stock or the average of the weekly trading volume in our common stock during the four calendar weeks preceding a sale. Sales under Rule 144 must also be made without violating the manner-of-sale provisions, notice requirements, and the availability of public information about us.

Blue Sky Considerations.

The laws of some states prohibit the resale of securities issued by blank check or shell corporations. The Company is considered a "blank check" or "shell" corporation for the purpose of state securities laws. Accordingly, it is possible that current shareholders may be unable to resell their securities in other states. Additionally, because each state has a series of exempt securities predicated upon the particular facts of each transaction, it is not possible to determine if a proposed transaction by an existing shareholder would violate the securities laws of any particular state. In the event an existing shareholder or broker/dealer resells our securities in a state where such resale is prohibited, the seller thereof may be liable criminally, or civilly under that particular state's laws. Existing shareholders should exercise caution in the resale of their shares of common stock in light of the foregoing.

Penny Stock Considerations.

Broker-dealer practices in connection with transactions in penny stocks are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00. Penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.

These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. The Company's common shares will likely be subject to such penny stock rules and the Company's shareholders will in all likelihood find it difficult to sell their securities.

No market exists for the Company's securities and there is no assurance that a regular trading market will develop, or if developed will be sustained. A shareholder in all likelihood, therefore, will not be able to resell the securities referred to herein should he or she desire to do so. Furthermore, it is unlikely that a lending institution will accept the Company's securities as pledged collateral for loans unless a regular trading market develops. There are no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of the Company's securities.

As of April 30, 2001, the Company had approximately 1,163 shareholders of record (including nominees and brokers holding street accounts) of the Company's shares of common stock.

Dividends

To date, the Company has not paid any dividends on its outstanding shares of common stock. There are no restrictions that limit the ability to pay dividends, but it is not anticipated that the Company will declare or pay dividends in the near future. All of the shares of common stock of the Company are entitled to an equal share in any dividends declared and paid.


Item 2 - Legal Proceedings

The Company is not currently party to any legal proceedings. Management of the Company is currently not aware of any other legal proceedings proposed to be initiated against the Company. However, from time to time, the Company may become subject to claims and litigation generally associated with any business venture.

Item 3 - Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

On July 1, 2000, Carl M. Duncan, CPA, resigned as our independent auditors. Our audited financial statements for the year ended 1996 contain no adverse opinion or disclaimer of opinion and have not been qualified or modified as to uncertainty, audit scope, or accounting opinion. Carl M. Duncan CPA, has not been associated with any of our financial statements subsequent to June 30, 1998. The change in independent chartered accountants was effective for fiscal 1997, was approved by our board of directors and was not due to any disagreement between us and Carl M. Duncan CPA.

Effective July 1, 2000, the board of directors approved the appointment of Larry O'Donnell, CPA, P.C., Aurora, Colorado, as our new independent accountants as of July 1, 2000. As of June 30, 2000, the existing accountants, Carl M Duncan, CPA, had not resigned, declined to stand for re-election or been dismissed. During our two (2) most recent fiscal years and through the date of this report, (i) there were no "reportable events," as defined in Item 304(a)(1)(v) of Regulation S-K, and (ii) we did not and nobody on our behalf has consulted Larry O'Donnell, CPA, P.C., regarding any of the matters or events set forth in Item 304(a)(2)(i) or (ii) of Regulation S-K.

Carl M. Duncan CPA, was dismissed as the independent accountant for the Company due to the requirements of Rule 2-01 of Regulation S-X.

The report of Carl M. Duncan CPA, on our financial statements for the year ended December 31, 1996 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, except that the report contained an explanatory paragraph regarding our ability to continue as a going concern.

The dismissal of Carl M. Duncan CPA, was effective as of July 1, 2000, was approved by our sole director, and was not due to any disagreement between us and Carl M. Duncan CPA. During the two fiscal years prior to and preceding the dismissal of Carl M. Duncan CPA, there were no disagreements with Carl M. Duncan CPA on any matter of accounting principles or practices, financial statement disclosures or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Carl M. Duncan CPA would have caused them to make reference thereto in their report on our financial statements for the period.

We have authorized Carl M. Duncan CPA, to respond fully to any subject matter with respect to our financial statements. We have not been advised by Carl M. Duncan CPA, of any of the following: (A) lack of internal controls necessary for us to develop reliable financial statements; (B) any information that has come to the attention of our independent accountants that has lead them to no longer rely on management's representations or that has made them unwilling to be associated with the financial statements prepared by management; (C) any need to expand significantly the scope of our independent accountants' audit or information that has come to their attention during the two fiscal years prior to and preceding the change in independent accountants that, if further investigated, would (i) materially impact the fairness or reliability of the previously issued independent accountants' report or the financial statements issued or covering such period or (ii) cause our independent accountants to become unwilling to rely on management's representations or that has made them unwilling to be associated with our financial statements, or due to the dismissal of Carl M. Duncan CPA or any other reason, our independent accountants did not so expand the scope of the audit or conduct such further investigation; or (D) any information that has come to the attention of our independent accountants that has lead them to conclude that such information materially impacts the fairness or reliability of the audit reports or the financial statements issued covering the two fiscal years prior to and preceding the change in our independent accountants (including information that, unless resolved, to the satisfaction of such independent accountant, would prevent it from rendering an unqualified audit report on those financial statements) and due to the dismissal of Carl M. Duncan CPA or any other reason, any issue has not been resolved to such independent accountants satisfaction prior to the dismissal of Carl M. Duncan CPA.

Item 4 - Recent Sales of Unregistered Securities

Since the date of incorporation of the Company, shares of Common Stock have been issued as follows:

------------------------ --------------------- ------------------- ------------------ ----------------------------
                             Number of Shares     Issue Price per     Aggregate Issue     Consideration Received
          Date                                         Share               Price
-------------------------- --------------------- ------------------- ------------------ ----------------------------
January 9, 1995                  8,540,216             $0.001             $8,540             Services rendered

February 9, 1996                 6,000,000(1)          $0.001             $6,000              Issued for Cash

March 29, 1996                   1,109,784             $0.001             $1,110             Services rendered

September 30, 1996               2,600,000             $0.001             $2,600             Services rendered

June 1997                        3,200,000(2)          $0.001             $3,200           Issued pursuant to an
                                                                                           Acquisition Agreement
July 7, 1997                    (6,000,000)(1)                           ($6,000)           Returned and voided

July 7, 1997                   (12,127,500)            $0.001           ($12,128)        Reverse split 1 for 100

July 7, 1997                           891             $0.001              $1.00          Fractional share adjust

July 11, 1997                      200,000             $0.001               $200              Services rendered

August 29, 1997                    649,700             $0.001               $650              Services rendered
                                                                                         Stock issued pursuant to
                                                                                           Acquisition Agreement
March 30, 1998                  (3,200,000)(2)                           ($3,200)           returned and voided
                               -----------                               --------

Sub totals                         973,091                                  $973
                                   =======                                  ====


(1) These shares were subsequently returned to the Company and voided on July 7, 1997

(2) As all of the terms and conditions of the acquisition agreement entered into by the Company were not met, and the agreement was cancelled on December 31, 1997. The shares issued on the share for share exchange were returned and voided on March 30, 1998.

The particulars of these share issuances are as follows:

(1) On January 9, 1995 the Company issued a total of 8,540,216 shares of common stock at a deemed price of $0.001 per share. This issuance was exempt from registration under Rule 504 of Regulation D of the Securities Act of 1933, as amended.

(2) On February 9, 1996, the Company issued a total of 6,000,000 shares of common stock at a deemed price of $0.001 per share for gross proceeds of $6,000. This issuance was exempt from registration under Rule 504 of Regulation D of the Securities Act of 1933, as amended.

(3) On March 29, 1996 the Company issued a total of 1,109,784 shares of common stock at a deemed price of $0.001 per share for services rendered. This issuance was exempt from registration under Rule 504 of Regulation D of the Securities Act of 1933, as amended.

(4) On September 30, 1996 the Company issued a total of 2,600,000 shares of common stock at a deemed price of $0.001 per share for services rendered. This issuance was exempt from registration under Rule 504 of Regulation D of the Securities Act of 1933, as amended.

(5) On June 2, 1997, the Company issued an a total of 3,200,000 post reverse split shares of common stock in accordance with the terms of the Acquisition Agreement with the shareholders of Prepaid Cellular Inc. ("PPC"). This issuance was exempt from registration under Rule 504 of Regulation D of the Securities Act of 1933, as amended.

(6) On July 7, 1997 the Company reverse split on a 1 new for 100 old basis, its validly issued and outstanding shares of common stock. As a result of this reverse split and the fractional share adjustment resulting therefrom, the Company had a total of 123,391 shares issued and outstanding. All of these shares were previously issued under the exemption from registration found under Rule 504 of Regulation D of the Securities Act of 1933 as amended. The Company had a total of 1079 shareholders after the reverse split.

(7) On July 11, 1997 the Company issued a total of 200,000 common shares at a deemed price of $0.001 per share for services rendered. This issuance was exempt from registration under Rule 504 of Regulation D of the Securities Act of 1933, as amended.

(8) On July 11, 1997 the Company issued a total of 649,700 common shares at a deemed price of $0.001 per share for services rendered. This issuance was exempt from registration under Rule 504 of Regulation D of the Securities Act of 1933, as amended.

(9) At December 31, 1997, all of the terms of the Acquisition Agreement were not met, and the Acquisition Agreement was cancelled. The 3,200,000 post reverse split shares of common stock issued by the Company in accordance with the terms of the Acquisition Agreement with the shareholders of PPC on June 2, 1997 were returned and cancelled on March 30, 1998.

Item 5 - Indemnification of Directors and Officers.

The Company's by laws include provisions providing for the indemnification of each director and officer of this corporation shall be indemnified by the corporation against all costs and expenses actually and necessarily incurred by him or her in connection with the defence of any action, suit or proceeding in which he or she may be involved or to which he or she may be made a party by reason of his or her being or having been such a director or officer, except in relation to matters as to which he or she shall be finally adjudged in such action, suit or proceedings to be liable for negligence or misconduct in the performance of duty.

The Company does not currently have in place any director and officer liability insurance policy.

                                    Part F/S

Financial Statements.

Set forth below are the audited financial statements for the Company for the period ended December 31, 2000. The following financial statements are attached to this Registration Statement and filed as a part thereof.

1)   Table of Contents - Financial Statements

2)   Independent Auditors' Report

3)   Consolidated Balance Sheets

4)   Consolidated Statements of Operations

5)   Consolidated Statements of Cash Flows

6)   Consolidated Statements of Stockholder's Equity and Comprehensive Loss

7)   Notes to Consolidated Financial Statements

                                    Part III

                            ITEM 1 INDEX TO EXHIBITS



3.1        Articles of Incorporation of the Company

3.2        Bylaws of the Company

3.3        Amendment to Articles of Incorporation of the Company

3.4        Amendment to Articles of Incorporation of the Company

3.5        Amendment to Articles of Incorporation of the Company

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Company caused this Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized.

DATED this 10th of May, 2001
           ----    ----



YORK TECHNOLOGIES, INC.

By:


/s/  "Ian D. Lambert"
------------------------------
Name: Ian D. Lambert
Title: Director

                             York Technologies, Inc.
                          (A Development Stage Company)
                              Financial Statements
                                December 31, 2000

                             York Technologies, Inc.
                          (A Development Stage Company)
                              Financial Statements
                                December 31, 2000
                                Table of Contents



                                                                  Page

Independent Auditor's Report                                       F-1



Financial Statements
         Balance sheet                                             F-2
         Statements of operations                                  F-3
         Statements of stockholders' equity                    F-4 - F-5
         Statements of cash flows                                  F-6


Notes to Financial Statements                                  F-7 - F-8

                           Larry O'Donnell, CPA, P.C.


Telephone(303) 745-4545                                    2280 South Xanadu Way
                                                                       Suite 370
                                                          Aurora, Colorado 80014


Board of Directors
York Technologies, Inc.
Vancouver, British Columbia


                          Independent Auditor's Report

I have audited the accompanying balance sheet of York Technologies, Inc. (A Development Stage Company) as of and December 31, 2000 and the related statements of operations, stockholders' equity and cash flows for the the years ended December 31, 2000 and 1999 and inception, December 29, 1994 to December 31, 2000. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of York Technologies, Inc. as of December 31, 2000, and the results of its operations and its cash flows the years ended December 31, 2000 and 1999 and inception, December 29, 1994 to June 30, 2000 in conformity with generally accepted accounting principles.


Larry O'Donnell, CPA, P.C.

March 19, 2001

                             York Technologies, Inc.
                          (A Development Stage Company)
                                  Balance Sheet
                                December 31, 2000




                                  Assets
Current assets                                                          $     -

Property and equipment                                                        -

Other assets                                                                  -
                                                                        -------

                                                                        $     -
                                                                        =======

                      Liabilities and Stockholders' Equity

Current liabilities
        Accounts payable                                                $16,815
                                                                        -------

        Total current liabilities                                        16,815
                                                                        -------

Stockholders' equity
          Preferred stock,  no par value, 10,000,000
                shares authorized, none                                       -
           Common stock,  $.001 par value,
                30,000,000 shares authorized,
                973,091 issued and outstanding                              973
           Additional paid-in capital                                    12,127
           Deficit accumulated during the development stage             (29,915)
                                                                        -------

                                                                        (16,815)

                                                                        $     -
                                                                        =======


                       See Notes to Financial Statements.

                             York Technologies, Inc.
                          (A Development Stage Company)
                            Statements of Operations
                     Years Ended December 31, 2000 and 1999
              And Inception, December 29, 1994 to December 31, 2000

                                                        2000              1999        Inception to
                                                                                     December 31, 2000

Revenues                                               $     -           $     -         $       -

Operating expenses
Advertising                                                  -                 -             9,925
Other                                                    1,200                 -            19,990
                                                       -------           -------         ---------

                                                             -                 -            29,915
                                                       -------           -------         ---------

Net income (loss)                                      $(1,200)          $     -         $ (29,915)
                                                       =======           =======         =========

Net income (loss) per share                                (-)                (-)        $    (.03)
                                                                                         =========

Weighted average number of common shares and
equivalent units outstanding                           973,091           973,091         1,015,308
                                                       =======           =======         =========


*Less than $(.01) per share



                       See Notes to Financial Statements.

                             York Technologies, Inc.
                          (A Development Stage Company)
                       Statements of Stockholders' Equity
                     Years Ended December 31, 2000 and 1998
              And Inception, December 29, 1994 to December 31, 2000


                                       Common       Stock           Additional         Deficit           Total
                                       Shares       Amount          Paid In            Accumulated
                                                                    Capital            During
                                                                                       Development
                                                                                       Stage
Common stock issued for cash
January 9, 1995                       8,540,216     $8,540                                               $8,540

Common stock issued for cash
February 9, 1996                      6,000,000      6,000                                                6,000

Common stock issued for services
March 29, 1996                        1,109,784      1,110                                                1,110

Common stock issued for services
September 30, 1996                    2,600,000      2,600                                                2,600

Net loss year ended December 31, 1996                                                      (33,865)     (33,865)

Common stock issued pursuant
to Acquisition Agreement
June, 1997                            3,200,000      3,200                                                3,200

Common stock returned and
Voided July 7, 1997                  (6,000,000)    (6,000)                                              (6,000)

1 for 100 reverse stock split
July 7, 1997                        (12,126,609)    (8,927)          8,927

Common stock issued for services
July 11, 1997                           200,000        200                                                  200

Common stock issued for services
August 29, 1997                         649,700        650                                                  650

Net income                                                                                   5,150        5,150


Common stock returned and
Voided March 30, 1998                (3,200,000)    (3,200)          3,200
                                     ----------     ------         -------                  ------       ------


                        See Notes to Financial Statements

                             York Technologies, Inc.
                          (A Development Stage Company)
                            Statements of Cash Flows
                     Years Ended December 31, 2000 and 1999
              And Inception, December 29, 1994 to December 31, 2000




Balance, December 31, 1998
 and 1999                               973,091       $973       $12,127    $(28,715)    $(15,615)

Net Loss                                                                      (1,200)
                                        -------      -----       -------    --------     --------


Balance December 31, 2000               973,091       $973       $12,127    $(29,915)    $(16,815)
                                        =======       ====       =======    ========     ========


                        See Notes to Financial Statements

                             York Technologies, Inc.
                          (A Development Stage Company)
                            Statements of Cash Flows
                     Years Ended December 31, 2000 and 1999
              And Inception, December 29, 1994 to December 31, 2000




                                                              2000           1999       Inception to
                                                                                     December 31, 2000

Cash flows from operating activities:
Net income (loss)                                           $(1,200)    $      -          $(29,915)

Adjustments to reconcile net income to net cash
       provided by operations:
       Common stock issued for services                                                     13,100
       Common stock returned for services                                                   (6,000)
       Amortization of deferred costs                                                        8,590
       Increase (decrease) in
             accounts payable                                 1,200                         16,815
                                                            -------      --------         --------

Net cash provided by (used in)
       operating activities                                                                  2,590
                                                            -------      -------           -------

Cash flows from investing activities:
      Deferred organization costs                                                          (8,590)
                                                            -------      -------           -------

Net cash flow used by
    investing activities                                                                   (8,590)
                                                            -------      -------          --------

Cash flows from financing activities:
     Sale of common stock                                                                   6,000
                                                            -------      -------          --------

Net cash flow provided by
        financing activities                                                                6,000
                                                            -------      -------          --------

Net increase in cash equivalents
Cash at beginning of year                                         -            -                 -
                                                            -------      -------          --------
Cash at end of year                                         $     -      $     -          $      -
                                                            =======      =======          ========



                       See Notes to Financial Statements.

                             York Technologies, Inc.
                          (A Development Stage Company)
                          Notes to Financial Statements

1.   Organization and Summary of Significant Accounting Policies:

     Organization - The Company was incorporated in the state of Delaware on December 29, 1994 under the name York Fashions, Inc. The name was changed to York Technologies, Inc. on October 12, 1995. The Company is not engaged in planned principal activities and is a development stage company.

     Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results differ from those estimates.

     Loss Per Common Share - Loss per common share is computed on the basis of the weighted average number of common shares during the respective periods.

     Cash Equivalents - For the purposes of reporting cash flow, the Company considers cash and savings deposits to be cash equivalents.

     Income Taxes - Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

                             York Technologies, Inc.
                          (A Development Stage Company)
                    Notes to Financial Statements (continued)

2.   Preferred Stock

     Dividends, voting rights and other terms, rights and preferences of the preferred shares have not been designated. The board of directors may designate thses provisions from time to time.


3.   Acquisition Agreement

     On June 2, 1997 the Company entered into an Acquisition Agreement with the shareholders of another company. Under the terms of the agreement the Company issued 100,000 common shares for advisory services and 3,200,000 common shares for all the outstanding shares of the other company. However, the terms of the agreement were not met and the transaction was voided on March 30, 1998.

4.   Income taxes

     Deferred income taxes arise from the temporary differences between financial statement and income tax recognition of net operating losses. These loss carryovers are limited under the Internal Revenue Code should a significant change in ownership occur.

     A deferred tax asset arising from the net operating loss carryover of
     approximately   $4,000 has been offset by valuation allowance.

     At December 31, 2000, the Company has approximately $28,000 of unused Federal net operating loss carryforwards, which principally expire in the year in 2011.